SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold - Golden Lines Ltd, Announces That it has Been Notified of a Proposed Class Action Lawsuit dated November 25, 2008.

     2. Press Release re Internet Gold's Board Approves Two new Bonds Buyback Program dated November 25, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold - Golden Lines Ltd, Announces That it has Been
Notified of a Proposed Class Action Lawsuit

Tuesday November 25, 2:09 am ET

PETACH TIKVA, Israel, November 25 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines Ltd (NASDAQ Global Market and TASE: IGLD). The Company today announced that on November 24, 2008 it was served with a purported class action lawsuit alleging that it charged its broadband services subscribers in excess of the tariffs set in its internet services agreements during the approximate period of 2005 to 2007. The purported class action lawsuit was filed in the District Court of Tel-Aviv.

The Company has not had an opportunity to review the claim with its counsel and is unable to provide any comments at this time.

In connection with the Company's internal restructuring in 2006, it transferred its broadband and traditional voice services businesses, to its subsidiary, 012 Smile.Communications. Under the terms of the restructuring agreement 012 Smile may be responsible for claims relating to the transferred business, and the parties will examine which party will be responsible for the defense of the litigation. If the lawsuit is certified as a class action, the approximate claim is estimated by the plaintiff to be NIS 81,490,000.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mor Dagan - Investor Relations,
    mor@km-ir.co.il / Tel:+972-3-516-7620.


    Ms. Idit Azulay, Internet Gold,
    idita@co.smile.net.il / Tel: +972-200-3848.

                                                                          ITEM 2

Press Release                                              Source: Internet Gold

Internet Gold's Board Approves Two new Bonds Buyback Program

Tuesday November 25, 2:50 am ET

PETACH TIKVA, Israel, November 25 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq and TASE: IGLD) announced that its Board of Directors has authorized the repurchase of up to NIS 100 million (approximately U.S. $26 million) of the Company's Series B bonds. In addition the board authorized the repurchase of up to NIS 50 million (approximately U.S. $13 million) of the Series A bonds of its subsidiary, 012 Smile Communications. The purchases will be made from time to time by the Company or one of its wholly-owned subsidiaries in the open market on the Tel Aviv Stock Exchange. The timing and amount of any bond purchases will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

This new program is in addition to the Company's existing share buyback programs originally announced on November 29, 2007 and on July 7, 2008, which authorized the repurchase of up to NIS 140 million of the Company's ordinary shares and to the NIS 112 million convertible bond buyback program announced on January 28, 2008. In addition, the board of directors of 012 Smile Communications announced the approval of a NIS 100 million (approximately U.S. $26 million) buyback of its Series A bonds.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mor Dagan - Investor Relations,
    mor@km-ir.co.il / Tel:+972-3-516-7620.


    Ms. Idit Azulay, Internet Gold,
    idita@co.smile.net.il / Tel: +972-200-3848.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: November 25, 2008